EMI

RECEIVED NOV 2 7 2006 SEC MAIL PROCESSING WASH. D.C. 210 SECTION

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

17th November, 2006.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 15th November 2006, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 17th November 2006 confirming that, as at 13th November 2006, Barclays PLC no longer had a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

06019026

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
DEC 1 2 2006
THOMSON FINANCIAL

Enc.

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/97

Company Announcements Office,
London Stock Exchange.

17th November, 2006.

EMI Group plc - Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Barclays PLC, in a letter dated 14th November 2006 and received by post on 17th November 2006, that, as at 13th November 2006, Barclays PLC ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231